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                                                                   Exhibit 23.02

                    Consent of KPMG LLP, independent auditors



We consent to incorporation herein by reference of our report dated December 17, 1999, except as to Note 9(d), which is as of January 31, 2000, and Note 9(e), which is as of February 21, 2000, relating to the consolidated balance sheets of Niku Corporation and subsidiaries as of January 31, 1999, and October 31, 1999, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year ended January 31, 1999, and the nine-month period ended October 31, 1999, which report appears in the prospectus filed pursuant to Rule 424(b) of the Securities Act of 1933 on February 28, 2000 of Niku Corporation.


KPMG LLP

Mountain View, California
February 25, 2000